CORRESP.

September 16, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Att:  John P. Nolan, Senior Assistant Chief Accountant

Re:       Home Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2013
File No. 001-34190

Dear Mr. Nolan,

This letter is in response to your comment letter, dated September 6, 2013 (“Comment Letter”), regarding the Form 10-K, for the year ended December 31, 2012, of Home Bancorp, Inc. (the “Company”) and the Company’s Form 10-Q for the period ended June 30, 2013.  For ease of reference, the sole comment from the Comment Letter is reproduced below in bold-face type and our response thereto follows each of the bullet points of the comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated  Financial Statements

Note 5 –Loans, page 62

1.
We note your disclosure on page 15 of the June 30, 2013 Form 10-Q and page 66 of the December 31, 2012 Form 10-K that non-accrual non-covered loans were $16.9 million, $12.4 million and $11.0 million at June 30, 2013, December 31, 2012 and 2011, respectively. Additionally, we also note that these non-accrual loans include $11.3 million, $10.2 million and $7.2 million of loans acquired from GSFC in July 2011, respectively. Given the significance of these legacy GSFC loans to your total non-accrual loans, please tell us, and revise future filings to address the following:

●	The types of loans (one-to-four family, commercial real estate, etc.) included in these non- accrual loans acquired from GSFC;

As noted, nonaccrual Noncovered Loans totaled $16.9 million, $12.4 million and $11.0 million at June 30, 2013, December 31, 2012 and December 31, 2011, respectively.  Included in these totals are loans acquired in our acquisition of GS Financial Corp. (“GSFC”), which was completed on July 15, 2011.  The following table summarizes the nonaccrual Noncovered Loans attributable to the GSFC acquisition as of dates indicated.

September 16, 2013

(dollars in thousands)	June 30, 2013	December 31, 2012	December 31, 2011
Nonaccrual loans attributable to GSFC:
One- to four-family first mortgage	$4,441	$4,518	$3,735
Home equity loans and lines	275	149	169
Commercial real estate	4,338	4,181	2,281
Construction and land	1,206	543	123
Multi-family residential	987	798	793
Commercial and industrial	62	-	139
Consumer	-	-	-
Total	$11,309	$10,189	$7,240

●	Whether these non-accrual loans were accounted for under ASC 310-30 (loans acquired with deteriorated credit quality);

At the acquisition date, if management believed a loan’s credit quality to be deteriorated, such loan was accounted for under ASC 310-30.  Conversely, at the acquisition date, if management believed a loan to be of sound credit quality, such loan was accounted for under ASC 310-20.  Of the $9.8 million in nonaccrual loans acquired from GSFC, $8.1 million were accounted for under ASC 310-30, while $1.7 million were accounted for under ASC 310-20 at acquisition.

Nonaccrual GSFC acquired loans accounted for under ASC 310-30 totaled $3.2 million, $3.4 million and $4.6 million as of June 30, 2013, December 31, 2012 and December 31, 2011, respectively.

●
How you classified these acquired loans at acquisition (accrual, non-accrual, 90 days and accruing, impaired and troubled debt restructurings). For example, discuss if these loans are considered non-accrual and / or impaired immediately after acquisition and the underlying reasons for your determination. Additionally, in all of your credit quality disclosures (including disclosures of non-accrual referenced above), please clearly disclose if purchased credit impaired loans are included and quantify the amount.

At acquisition, GSFC loans were classified as accrual versus nonaccrual based on the historical performance of the loans, the financial condition of the borrowers and management’s expectations of the loans performance.  As of the acquisition date, $9.8 million in loans were classified as nonaccrual/impaired, while $178.0 million were classified as accrual.  At acquisition, no loans were classified as 90 days or more past due and accruing or as troubled debt restructurings.

September 16, 2013

Loans acquired with deteriorated credit quality are not included in our credit quality disclosures, except for our disclosure of nonaccrual loans.

●	When these loans became non-accrual along with the facts and circumstances related to the credit quality of these newly acquired loans that resulted in this classification;

As noted above, $9.8 million in loans were classified as nonaccrual at acquisition.  Such loans were classified as nonaccrual based upon a number of factors, including the historical performance of the loans, financial condition of the applicable borrower and management’s future expectations of the borrower’s ability and willingness to pay all balances due.

Subsequent to acquisition, certain acquired loans have moved from accrual status to nonaccrual status.  Management moves loans from accrual to nonaccrual status once loans become greater than 90 days past due or earlier if conditions warrant.  Such conditions may include deterioration in the borrower’s financial condition and/or outlook, poor payment performance, or other factors which management believes threaten full collection of outstanding loan and interest balances.

●	The allowance for loan losses associated with these loans, as applicable;

As of June 30, 2013, December 31, 2012 and December 31, 2011, the amount of the allowance for loan losses attributable to the acquired GSFC loan portfolio totaled $263,000, $205,000 and $0, respectively.

●	How any changes in credit quality related to these loans, as well as any other key drivers, impacted each component of the allowance for loan losses; and

Management assesses the credit quality of the GSFC acquired loan portfolio at least quarterly.  These assessments include reviews of payment history, borrower financial condition and trends, collateral values and other factors.  Due to deterioration in one- to four-family first mortgage, home equity loans and lines and commercial and industrial loans in the GSFC portfolio since acquisition, management has recorded allowances for loan losses on these loan portfolios.

●	Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans as of the date of acquisition (July 2011) through June 30, 2013.

We believe the information provided above is fully responsive to the comments in the Comment Letter.  We will ensure future filings adequately address these matters.

Closing Comments:

In providing this response, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

September 16, 2013

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (337) 237-1960.

Very truly yours,

/s/ Joseph B. Zanco

Joseph B. Zanco
Executive Vice President and Chief Financial Officer

cc:       Benjamin Phippen
           Hugh T. Wilkinson, Esq.